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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY
________________________________________________

MARY JANE CRESCENTE, individually and on
behalf of all others similarly situated,
                                                       Class Action NO. 19118NC
                     Plaintiff,
          - against -                                            CLASS ACTION
                                                                  COMPLAINT
JAMES R. ADAMS, LOUIS R. BRILL, ROBERT
S. MCCLANE, JOE C. MCKINNEY, JAMIE
CHICO PARDO, CHARLES E. FOSTER,
ROBERT B. PICKERING, ANDRES VAZQUEZ
DEL MERCADO BENSHIMOL, PAUL ROTH,
JOHN H. ATTERBURY, III, PRODIGY
COMMUNICATIONS CORPORATION and
SBC COMMUNICATIONS INC.,

                    Defendants.
________________________________________________


                                  INTRODUCTION

     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     1. This action arises out of an unlawful scheme and plan by certain members of Prodigy Communications, Corporation ("Prodigy" or "the Company") Board of Directors and SBC Communications Inc. ("SBC"), Prodigy's controlling shareholder, to acquire the remaining ownership of Prodigy for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                  THE PARTIES

     2. Plaintiff is and has been at all relevant times the owner of Prodigy common stock.

     3. Prodigy is a corporation organized and existing under the laws of the Delaware and is headquartered at 6500 River Place Blvd., Bldg. III, Austin, Texas 78730. Prodigy is
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nationwide Internet service provider. As of September 24, 2001, Prodigy has issued and outstanding about 70.5 million shares of common stock.

     4. Defendant SBC is a holding company, organized under the laws of the state of Delaware, and through its subsidiaries, provides communications in the United States. SBC, which owns approximately 42% of the Company's outstanding common stock, is proposing to purchase the remaining Prodigy stock it does not already own (58%).

     5. James R. Adams, Louis R. Brill, Robert S. McClane, Joe C. McKinney, Jaime Chico Pardo and Andres Vazquez del Mercado Benshimol are and have been at all relevant times directors of Prodigy.

     6.   Adams is a former employee of SBC.

     7. Paul Roth ("Roth") is and has at all relevant times been a director of Prodigy. Roth serves as Prodigy president and chief executive officer.

     8. John H. Atterbury III ("Atterbury") is and has at all relevant times been a director of Prodigy. Atterbury is group president for SBC.

     9. Charles E. Foster ("Foster") is and has at all relevant times been a director of Prodigy. Foster has served as the chairman of the board of Prodigy since December 2000 and was Prodigy's president and chief executive officer from December 2000 to March 2001. Foster has served as group president of SBC since September 2000 and from July 1995 to July 2000. From July 2000 to September 2000, Foster was group president, national operations of SBC.

     10. Robert B. Pickering ("Pickering") is and has at all relevant times been a director of Prodigy. Pickering has served as senior vice president of corporate finance of SBC since October 2000. From December 1997 to October
2000, Pickering was employed by Pacific Bell Telephone Company, a subsidiary of SBC, serving as senior vice president, finance, from
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November 1999 to October 2000 and chief financial officer from December 1997 to
November 1999.

     11. The individual defendants named above (the "Individual Defendants"), as officers and/or directors of the Company, (as specified above) and SBC, as the controlling stockholder of Prodigy, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

     12. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     13. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. As of September 24, 2001 there were approximately 89 institutional holders of record of Prodigy common stock and likely many more beneficial owners.

          (b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

               (i) Whether SBC has engaged and is continuing to engage in a plan and scheme to benefit itself at the expense of the members of the Class;

               (ii) Whether SBC and the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

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              (iii)  Whether all material facts in connection with the
challenged transaction have been disclosed; and

              (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if the Defendants are not enjoined from the conduct described herein.

       14. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

       15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

       16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

       17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

       18. On September 21, 2001, Prodigy announced in a press release that SBC had offered to pay $384 million for the 58% of Prodigy that it doesn't already own (the "Offer"). Under the terms of the Offer, SBC will offer $5.45 for each Prodigy share.

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     19.  The Offer represents a 54% premium over Prodigy's closing stock price September 21, 2001 of $3.54 and a 35% premium over the stock's average closing price for the calendar year-to-date. However, the price of Prodigy stock has traded as high as $8.50 per share during the past 52 weeks, as high as $7.15 per share in July, 2001 and as high as $5.90 on September 4, 2001.

     20. The price proposed in the Offer is particularly unfair in light of the Company's recent performance and anticipated financial performance. On September 10, 2001, Prodigy shares were trading at $5.25 but like many other publicly-traded companies, the price has fallen dramatically following the attack on the World Trade Center in New York and the resulting economic uncertainty.

     21. On August 14, 2001, Prodigy announced that the number of internet subscribers it owned and managed had increased 30%, from 2.6 million at June 30, 2000 to 3.3 million at June 30, 2001 and that total revenue had increased $58.6 million or, 47% during the same period.

     22. On July 26, 2001 Defendant Roth announced, "Second-quarter results demonstrate the strength of Prodigy's DSL business and our ability to execute our new business plan. We're succeeding in meeting our promise to increase our earnings, while at the same time, we are devoting resources to a new Prodigy Internet experience that is designed for broadband customers." The same day Defendant Foster announced, "Given today's economy, Prodigy is one of the few Internet companies that has turned the corner and been able to build and successfully execute a new financial model. Prodigy's relationship with SBC Communications has proven to be the model for what it takes to grow a broadband subscriber base profitably, and at the same time, provides resources to continue to grow our dial base."







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     23.  Because SBC has a controlling interest in the Company's common stock, no third party will likely bid for Prodigy. SBC thus will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders.

     24. SBC is intent on paying the lowest possible price to Class members, even though it is duty-bound to pay a fair price to the Company's public shareholders. Thus, SBC has a clear and material conflict of interest in the proposed Offer.

     25. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Prodigy's assets and business and will be prevented from obtaining fair consideration for their shares of Prodigy's common stock.

     26.  The Offer has been timed and structured unfairly in that:

          (a) The Offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which Individual Defendants knew or should know is unfair and inadequate;

          (b) SBC has unique knowledge of the Company and has access to information denied or unavailable to the Class; and

          (c) SBC has violated its duty of fair dealing by timing the offer to place an artificial cap on the market price of Prodigy stock.

     27. Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the offer to the irreparable harm of plaintiff and the Class.

     28. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;
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     B.   Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     C. In the event the Offer is consummated, rescinding the Offer or awarding rescissionary damages;

     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

     F.   Granting such other and further relief as may be just and proper.

                                          ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.

                                          By: /s/ Carmella P. Keener
                                              ----------------------
                                              Mellon Bank Center; Suite 1401
                                              919 Market Street
                                              P.O. Box 1070
                                              Wilmington, Delaware 19899
                                              (302) 656-4433
                                              Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF &
 SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700